

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 27, 2024

Yasuyuki Nozawa
Representative Director, President and Chief Executive Officer
LOGPROSTYLE INC.
3-6-23 Kitaaoyama
Minato-ku, Tokyo 107-0061
Japan

> **Re: LOGPROSTYLE INC.**
> **Registration Statement on Form F-1**
> **Filed November 15, 2024**
> **File No. 333-283286**

Dear Yasuyuki Nozawa:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 8, 2024 letter.

Registration Statement on Form F-1 filed November 15, 2024

Cover Page

1. Please revise the Public Offering Prospectus cover page to disclose that the Selling Shareholder will be offering his shares pursuant to the Resale Prospectus at market prices. In this regard, we note that you state that the Resale Shares may be sold at prevailing market prices, prices related to prevailing market prices or at privately negotiated prices.

   Additionally, please revise the Resale Prospectus cover page to clearly state that the resale will occur only after the closing of your initial public offering under the Public Offering Prospectus.

Dilution, page 36

2.   Reference is made to your narrative disclosure related to your calculation of pro forma net tangible book value. Please tell us and expand your narrative disclosure to quantify the amounts related to net proceeds of this offering, underwriting discounts and commissions, and the estimated offering expenses payable. Such amounts should be consistent with amounts disclosed in other parts of your filing.

3.   Within the last sentence of the third paragraph, you indicate that there is an immediate decrease in net tangible book value of $3.22 to existing shareholders and an immediate increase of $0.25 to purchasers in this offering. However, the tabular information following this disclosure seems to indicate that the opposite scenario exists where there is an increase of $0.25 to existing shareholders and an immediate dilution to new purchasers in this offering. Please clarify and/or revise accordingly.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Financial Performance Indicators, page 43

4.   We note your response to prior comment 8. Please further revise to disclose your occupancy rate and average daily rate metrics for each of the periods presented.

Business
Residential Real Estate Development, page 56

5.   We note your response to prior comment 16. Please revise to reconcile your discussion of the typical total floor area of each of your Family Type Condominium and Compact Condominium. For example, we note your disclosure that Family Type Condominium units may offer a total floor area of approximately 18,000 square feet, while the total floor area of Compact Condominium units is typically 5,300 tsubo, or approximately 188,593 square feet. However, these figures suggest that your Family Type Condominium units are in fact smaller than your Compact Condominium units.

One-stop services, page 61

6.   We note your response to prior comment 18 and reissue. Please reconcile disclosure here that you integrate all important processes in your renovation and resale business with disclosure on page 41 and elsewhere that you engage contractors to select raw materials and renovate and construct substantially all of your condominiums. In this regard, we note that your disclosure here suggests that contractors are not important or essential to your renovation and resale business, despite your disclosures elsewhere that the timing and quality of your renovation and construction depend on the availability, skill and performance of your contractors.

Exhibits

7.   We note your response to prior comment 21. Please tell us whether you have any agreements with Yasuyuki Nozawa in connection with his guarantee of working capital loans, and if so, the material terms of the agreements and what consideration you gave to Item 601(b)(10)(ii)(A) of Regulation S-K in determining that these were not material contracts.

General

8.	We note your response to prior comment 23, including your disclosure in the risk factor "Our reliance on imported solid wood from the United States" on page 17. As applicable, please expand your risk factor to address your need for an increased supply of imported solid wood as the result of your business expansion plans, as discussed elsewhere in the prospectus.

	Additionally, to the extent your supply of imported solid wood may be impacted by currency exchange rates, trade policies, tariffs, and/or environmental regulations of China, please expand your risk factor to address these risks. In this regard, we note that Yantai Propolife, your subisidiary organized under Chinese law, manufactures natural solid wood products from wood supplied from North America, which products are then shipped to Japan, as you explain on page 61.

9.	We note your disclosure in the risk factor "Our reliance on imported solid wood from the United States" on page 17 suggests that you source wood from a single supplier, a U.S. hardwood lumber company. Please describe the material terms of any agreement for the supply of your wood in the Business section of the prospectus, and file a copy of the agreement as an exhibit to the registration statement pursuant to Item 601(b)(10)(ii)(B).

10.	Please revise the Selling Shareholder section of the Resale Prospectus on page Alt-3 to describe the material terms of the transaction(s) pursuant to which the Selling Shareholder was issued the common shares being offered by him, including the date, the offering price, and the amount of consideration.

	Please contact Peter McPhun at 202-551-3581 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at 202-551-6614 or Pam Long at 202-551-3765 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc:	Ying Li, Esq.